HI-SHEAR TECHNOLOGY CORPORATION



ANNUAL REPORT 2002

Dear Customers, Employees, and Fellow Stockholders:

Hi-Shear is a premier designer and manufacturer of high quality fail-safe pyrotechnic and electronic products for space and defense. Our customers rely on Hi-Shear's heritage of reliability and outstanding product performance which dates from the founding of the space program.

Our initiation and separation devices are used in aerospace and defense programs which range from strategic and tactical military missiles to satellites and satellite launch rockets and NASA's Space Shuttle. Hi-Shear's NASA standard initiator is used to power many critical functions during space exploration missions, including ninety-nine key functions on each launch of the Space Shuttle. Thousands of advanced fighter aircraft of the U.S. and international air forces use our electronic ejection seat control unit for emergency pilot ejection and we are working on new innovative designs to enhance ejection seat performance.

We are pleased to note that space and defense activity has increased during the year and a resurgence of demand was evident through growing orders received. The strength of our aerospace and defense related business, bolstered by the nation's renewed focus on defense and homeland security, remains the nucleus for future growth in revenues and profits.

During 2002, Hi-Shear received much customer recognition for its superior performance. The Jet Propulsion Laboratory (NASA-JPL) has chosen Hi-Shear to be a critical supplier of pyrotechnic devices for its Mars Exploration Rovers program. NASA-JPL's emphasis on superior manufacturing processes has earned Hi-Shear the designation of Excellent Supplier and resulted in our being entrusted with JPL's critical pyrotechnic requirements. Hi-Shear products perform major functions for the rover's mission including the separation of the cruise stage, ejection of the heat shield, the separation of the lander, the petal and hi-gain antenna release, the panorama camera release, the rover release, and the deflation of the rover's air bags. Hi-Shear has been an important supplier of actuators and deployment mechanisms to NASA-JPL for over 20 years and is proud of its involvement in this exciting exploration mission.

Lockheed Martin Space Systems awarded a Certificate of Appreciation to Hi-Shear for its outstanding support of the Space Shuttle External Tank Project. Senior NASA and Lockheed Martin executives gave special personal recognition to Hi-Shear and many individual employees for the fine work they performed in meeting the Michoud Operations critical schedule needs during the manufacture of separator bolts used on the Shuttle Program. The Space Shuttle's giant External Tank is manufactured at Lockheed's Michoud Operations.

Also, Alliant Techsystems recognized the flawless performance of the Power Switch Assemblies and High Energy Firing Units that Hi-Shear has supplied for use on each Titan IV launch vehicle. These critical components initiate the Titan IV Thrust Vector Control System, the Motor Ignition System and the Staging Rocket Ignition System. The Alliant Techsystems executives visited our plant to specifically laud the individual performance of each Hi-Shear employee who worked on these flight critical products.

Hi-Shear's multi-function Safe Arm Fuze revenues for the Patriot Advanced Capability (PAC-3) anti-missile program increased this year reflecting the continuing progress that the United States Army is making in its National Missile Defense program. On the international scene, the Israeli Arrow missile program will be increasing production utilizing our power cartridges and separation nuts for several key missile functions. This successful anti-missile program recently added Boeing to its production team in anticipation of considerable worldwide demand for this defensive system.

A consistent quarterly revenue flow supported by an increased backlog during the year resulted in a 27% growth in revenues. Revenues and gross margins for fiscal year 2002 were $15,372,000 and $4,034,000 million respectively. The continuous improvement in efficiencies carried out in both the manufacturing and administrative areas lowered overall costs and continued to accelerate product turnaround time. Net Income of $1,121,000 or $0.17 per share for the year reflects the higher volume of product revenue, lower interest costs and the write off of unamortized negative goodwill.

Our entire team remains committed to the highest customer satisfaction. These efforts are possible because of our excellent dedicated and committed employees, and we thank them for their hard work. We also thank all of our loyal customers and shareholders for their continued support.

George W. Trahan
President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2002 **Commission File Number: 001-12810**

HI-SHEAR TECHNOLOGY CORPORATION
(Name of Small Business Issuer in its Charter)

Delaware	**22-2535743**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
24225 Garnier Street, Torrance, CA	**90505-5355**
(Address of principal executive offices)	(Zip Code)
Issuer's Telephone Number:	(310) 784-2100

Securities registered under Section 12(b) of the Exchange Act:

(Title of each class)	(Name of each exchange on which registered)
COMMON STOCK	AMERICAN STOCK EXCHANGE

Securities registered under Section 12(g) of the Exchange Act:
(Title of each class)
NONE

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ( ) NO (X)

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. (X)

State issuer's revenues for its most recent fiscal year: $ 15,372,000.

The aggregate value of the Registrants Common Stock held by non-affiliates of the Registrant was approximately $2,803,218 as of August 14, 2002, based upon the closing sale price on the American Stock Exchange on that date at which the stock was last sold.

There were approximately 6,670,000 shares of the Registrants Common Stock issued and outstanding as of August 14, 2002.

Part III, other than Item 12, is incorporated by reference from the Registrant's Proxy Statement for its 2002 Annual Meeting of Stockholders to be filed with the Commission within 120 days of May 31, 2002.

Transitional Small Business Disclosure Format YES ( ) NO (X)

Hi-Shear Technology Corporation
Form 10-KSB

Table of Contents

PART I

Item 1. Business

General Overview

Hi-Shear Technology Corporation ("Hi-Shear" or the "Company") designs and manufactures high reliability pyrotechnic, mechanical and electronic products for the aerospace industry, national defense and other applications where pyrotechnic power is desirable. Its aerospace products are primarily used in space satellites and satellite launch vehicles, exploration missions, strategic missiles, advanced fighter aircraft and military systems. Customers such as military and commercial satellite manufacturers, launch vehicle assemblers, the U.S. Government including NASA, foreign space agencies, and others in the aerospace business widely use the Company's aerospace products.

The Company's executive offices are located at 24225 Garnier Street, Torrance, CA 90505-5355, Telephone (310) 784-2100 - Facsimile (310) 325-5354.

Hi-Shear Products

Hi-Shear's products were originally introduced for the United States space program, and consist primarily of pyrotechnic power cartridges and various types of aerospace separation devices designed to meet the demand for reliable high performance devices with the strength to fasten two structures under rigorous conditions and then provide quick release upon command. In addition, the Company designs and manufactures electronic systems that sequentially fire the pyrotechnic devices according to pre-programmed parameters. These electronic devices are used in missiles, launch vehicles, fighter aircraft ejection seats and other applications. The Company also adapts its technology to produce products for other applications where pyrotechnic power is desirable. Hi-Shear's products can be grouped into four product categories as follows:

Power Cartridges/Initiators. Satellites, missiles, and other space vehicles require substantial stand-by power to perform certain timing-dependent functions such as separation, cutting and deployment. Hi-Shear designs, markets and manufactures pyrotechnic power cartridges/initiators that have a high-energy output. These power cartridges are hermetically sealed electro-explosive devices that are compact, lightweight, environment and corrosion resistant and operate with ultra high reliability. The power cartridge provides the energy to operate the Company's separation devices, pin pullers, thrusters, actuators and cutters. These devices are used to open satellite doors, deploy solar panels, booms, communications antennae, missile fins, and in driving stage separation on many of today's major launch vehicles. Hi-Shear manufactures the highest reliability NASA standard initiator used throughout the Space Shuttle.

Cartridge Actuated Devices. The Company's cartridge actuated devices are gas-activated products utilized for satellites, missiles and other space vehicles. These devices include separation nuts, separation bolts, thrusters, wing/fin actuators, cutters and pin pullers. They are designed for use as standard high strength fastening hardware with the ability to separate and/or release components or structures on command. These devices provide the low shock mechanical action required for rapid separation or deployment of structures or components in multistage launch vehicles, nose cones and capsules, launching pads and sleds, ejection seats, booster rockets, tanks, solar arrays, antenna booms and other devices. The Company maintains an active development program for new designs, including low shock deployment systems for the increasingly lighter satellites used in communications and intelligence gathering.

Electronic Products. Hi-Shear is a key supplier both in the U.S. and overseas of sequencers for the U.S. Air Force ACES II crew ejection seat installed in many fighter aircraft, including the A-10, B-2, F-15 and F-16. The Company originally developed the Analog Recovery Sequencer, which electronically triggers various ordnance events that deploy parachutes and rockets in connection with the pilot's ejection from fighter aircraft. These safety units have a service life of seven years after which they must be replaced or refurbished.

Hi-Shear also supplies electronic safe arm fuzes for tactical and conventional military programs. The Company's upgraded Patriot (PAC-3) missile system product is fully developed and has entered the low rate initial production (LRIP) and full-scale production phases. The Company employs a proprietary initiator that, when removed, permits full testing of the electronics without risk to personnel or damaging the integrity of the missile system. This allows for economical system safety checks, and also a shelf life estimated at 30 years making it among the longest in the industry.

Emergency Cutters. Hi-Shear pyrotechnic emergency cutters are fast, safe, and reliable rescue tools designed for use in a wide range of emergency situations for fire and rescue, law enforcement, and military rescue teams. The *LifeShear* cutter's light weight, mobility and ease of use enable it to quickly cut through a variety of tough materials and auto parts in order that a victim can readily be extracted from a life threatening situation or access can be quickly gained to a locked area. The *LifeShear* tool was used by rescue workers at the site of the World Trade Center disaster in New York City. Hi-Shear's European licensee is manufacturing and selling the *LifeShear* product in its assigned territory.

Customers and Contracts

Most of the Company's customers tend to be large aerospace prime or subcontractors. Lockheed Martin and the Boeing Company together accounted for 47% of the Company's revenues in fiscal year 2002. The Company's Government customers include the U.S. Air Force, U.S. Navy, U.S. Army, NASA and other agencies of the government. Sales to the United States Government as direct sales represented 11% of revenue in fiscal year 2002. Contract awards and contract competition phases vary from year to year, and therefore sales distribution among customers during any one fiscal year should not be considered indicative of future sales to those customers.

In fiscal year 2002 most of the Company's contracts were on a fixed price contract basis where the Company agrees to perform certain work for a fixed price. These fixed price contracts carry certain inherent risks, including the underestimation of costs, problems with new technologies or the occurrence of adverse changes over the contract period. Due to economies that can be encountered over the period of the contract, these fixed price contracts can also offer significant profit potential. Company contracts that evolve from the U.S. Government or from subcontractors are subject to termination for convenience by the customer or the U.S. Government. However, if this termination for convenience were exercised, the Company would be entitled to payment of costs incurred up to the date of termination and a reasonable termination fee. U.S. Government contracts extending beyond one year are also conditioned upon the continuing availability of Congressional appropriations because Congress usually appropriates on a fiscal year basis even though contract performance may take several years.

Backlog

The Company's average time to design, manufacture and ship its products is typical of the lead times required for highly engineered, custom manufactured aerospace products. The final negotiation of the detailed contract requirements together with the purchase of long lead time material, manufacturing processes and testing take between 4 to 12 months or more to accomplish. During fiscal year 2002, the Company continued its programs to reduce many of its manufacturing lead-times to help its customers with more timely delivery. This is part of an overall strategy by Hi-Shear's aerospace customers to carry fewer components in inventory and to speed the construction of launch vehicles and satellites.

Total requirements included in contracts undertaken by the Company may contain options that extend beyond one year, and accordingly, portions are carried forward from one year to the next as part of the backlog. Some of the Company's contracts with the U.S. Government and its prime contractors are supply contracts and/or multi-year options whose requirements are primarily based on the Government's demand for products on a periodic basis. Because many factors affect the scheduling of projects, no assurances can be given as to when revenue will be realized on projects that are included in the Company's backlog. Although backlog represents business that is considered to be firm, there can be no assurance that cancellation, changes in quantities, funding changes, or scope adjustments will not occur. As of May 31, 2002 the Company's backlog was $13.4 million.

Competition

The Company's aerospace products are thoroughly tested individually, as well as tested in conjunction with the end product into which they are incorporated. After commencement of a given program, it is very costly for competitors to design new competitive components or for customers to change suppliers of the components since the customer would then be required to re-qualify the products. Therefore, due to the Company's extensive financial investment and years of involvement in the development of its products and the practical barriers to entry into the market by competitors, competition is not a critical factor for subsequent orders. In addition, local, state and federal permits and licenses that are required to manufacture such pyrotechnic devices as the Company produces are difficult to obtain and therefore provide further barriers to entry into the market by competitors. The Company currently qualifies as a small business entity for the purposes of obtaining small business set aside contracts and dealing with U.S. Government contracts or programs.

Manufacturing and Production

Production of the Company's products consists of fabricating and assembling the hardware components and separately preparing the pyrotechnic charge used in the power cartridge. Production of the mechanical and electronic devices involves machining components in the Company's precision machining center, the assembly of the components and the testing of the completed units. Throughout the entire process, strict quality assurance controls are maintained including customer and, where required, government inspection. After assembly, the products are functionally tested on a sample basis. The handling and processing of pyrotechnic materials requires extensive experience and expertise as well as the proper equipment, facilities and permits. The Company has been safely handling and processing these fuels and oxidizers for over forty years.

Intellectual Property

Hi-Shear's policy is to apply for patents and other appropriate statutory protection when it develops new or improved technology. This has resulted in over 40 U.S. patents as well as numerous trademark and copyrights. All employees are required to assign to the Company any intellectual property developed by the employee during the course and scope of the employment and agree to preserve as confidential all information pertaining to the Company's business obtained by the employee as a result of their employment. The Company also relies on the laws of unfair competition and trade secrets to protect its unpatented proprietary rights.

Employees

The Company's success depends on its ability to attract and retain highly qualified personnel. As of May 31, 2002 Hi-Shear had 88 full time employees, the majority of whom are engineers and technicians. None of the employees are represented by a labor union and the Company has no knowledge of any labor organizing activities, has never suffered a work stoppage, and considers its relations with its employees to be excellent.

Additional Information

The Company files annual and quarterly reports and proxy statements with the Securities and Exchange Commission (the "Commission") pursuant to federal securities laws. You may inspect such reports, including the exhibits thereto, without charge, at the Public Reference Room of the Commission at 450 Fifth Street N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also access such material electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

We intend to make available to our stockholders annual reports containing financial statements audited by an independent certified public accounting firm. Exhibits to the annual report are available for a nominal fee of $5.00 by contacting investor@hstc.com. We may also make available to our stockholders, from time to time, other reports about material corporate developments.

Item 2. Properties

Hi-Shear's manufacturing and executive offices are located in Torrance, California, in a 75,000 square foot building organized for electronic, mechanical, and pyrotechnic manufacturing and assembly operations. The Company leases these offices pursuant to a lease for five (5) years which terminates in August 2004. The Company owns 12 acres of land in Santa Clarita, California that it utilizes as a storage and blending site. During fiscal year 2002, a highway was constructed through four acres of property that was owned by the Company until that portion of the original 16 acres of land was appropriated by the City of Santa Clarita for the purpose of constructing the highway. This highway will connect to the local freeway. The Company believes that its current leased facilities in Torrance and property in Santa Clarita are adequately covered by insurance and will adequately support its operations for the foreseeable future.

Item 3. Legal Proceedings

The Company is subject to certain legal proceedings and claims that have arisen in the ordinary course of its business. In November 2000 Hi-Shear sued USBI Company, a Delaware Corporation, and United Space Alliance, LLC, a Delaware limited liability company, in the Circuit Court of the Eighteenth Judicial Circuit in and for Brevard County, Florida. Hi-Shear filed suit to recover damages resulting from the defendants' refusal to pay thirteen invoices totaling $1,319,000 on four separate contracts for specially manufactured aerospace components. In addition, the Company's suit also seeks compensatory damages alleging that the defendants fraudulently induced Hi-Shear to make an excessively low bid on a request for proposal to manufacture certain other parts. Further damages are sought for defendants' misappropriation of Hi-Shear's confidential, proprietary and/or trade secret protected designs, drawings, and specifications for other aerospace components. The lawsuit remains in the discovery phase while it progresses to trial that is now scheduled to begin in January 2003. No counterclaims have been asserted against the Company.

The Company is subject to other claims and legal actions that may arise in the ordinary course of business. In the opinion of the Company's management, after consultation with counsel, the ultimate liability, if any, with respect to these other claims and legal actions will not have a material effect on the financial position or on the results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the American Stock Exchange under the symbol "HSR". The following table reflects the high and low sales prices of the Company's Common Stock, as reported by the American Stock Exchange composite tape, for the periods set forth below:

		High		Low
Fiscal Year 2002 ending May 31, 2002				
4th Quarter	$	4.22	$	2.60
3rd Quarter		3.00		1.70
2nd Quarter		4.55		1.81
1st Quarter		2.10		1.30
Fiscal Year 2001 ending May 31, 2001				
4th Quarter	$	2.60	$	1.60
3rd Quarter		2.80		0.81
2nd Quarter		1.62		1.00
1st Quarter		2.37		1.37

The Company has never paid a cash dividend and the payment of any cash dividends in the future are subject to the terms of the Company's credit facility (see Note 10, Financial Statements). Dividends will be determined by the Board of Directors in light of the conditions then existing, including the Company's earnings, financial requirements and conditions, opportunities for reinvesting earnings, business conditions and other factors.

The number of holders of record of the Company's Common Stock was approximately 60 and the number of beneficial shareholders was approximately 1,451 as of July 29, 2002.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

General Overview

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and notes thereto included elsewhere in this report. This report, including this discussion, contains forward-looking statements about business strategies, market potential, and product launches and future financial performance that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. These include the acceptance of its new aerospace and non-aerospace products, the acceptance and pricing of its non-aerospace products, the development and nature of its relationship with key strategic partners, the allocation of the federal budget and the economy in general.

Results of Operations

Fiscal Year Ended May 31, 2002 compared with Fiscal Year Ended May 31, 2001

Revenues recognized during fiscal year 2002 were $15,372,000, which is $3,307,000, or 27%, more than the revenues recognized during fiscal year 2001. The growth in revenues is reflective of an increase in the total amount of average monthly orders that were received by the Company during the latter part of fiscal year 2001 and throughout fiscal year 2002. This increase in new orders reflects increased customer requirements for the military, satellite and launch vehicle components produced by the Company. In addition, continued improvements in productivity and other production efficiencies, which has enabled the Company to expand total production output on the growing backlog of orders, has contributed to the increase in revenue.

Cost of revenues for the year was $11,338,000 compared to $9,393,000 for last year. The increase in cost of revenues corresponds to the increase in revenues. However, the productivity improvements and production efficiencies that contributed to the increase in revenues also contributed to reductions in production costs. Consequently, cost of revenues increased at a smaller rate (21%) than the rate of increase in revenues (27%). Another factor that contributed to the rate of the increase in cost of revenues being less than the rate of the increase in revenues was that the amount charged to cost of revenues for inventory reserve adjustments was less during fiscal year 2002 than during fiscal year 2001. Increases to inventory reserves in fiscal years 2002 and 2001 resulted in corresponding increases to cost of revenues of $392,000 and $595,000, respectively.

Gross margin for fiscal year 2002 was $4,034,000, or 26% of revenues, compared to $2,672,000, or 22% of revenues, reported for the fiscal year 2001. The year-to-year increase is $1,362,000, or 51%. The increase in the total gross margin amount, and the improvement in gross margin as a percentage of revenues, was a result of the factors identified above.

Selling, general and administrative expenses increased by $37,000 or 1%, from $2,793,000 during fiscal year 2001 to $2,830,000 during fiscal year 2002. An increase in legal expenses associated with an arbitration proceeding and the Company's lawsuit to collect delinquent accounts receivable invoices and compensatory damages contributed to the increase.

The Company realized operating income of $1,204,000 for fiscal year 2002 compared to an operating loss of $121,000 for fiscal year 2001. The $1,325,000 improvement in operating performance is the result of the increase in gross margin from fiscal year 2001 to fiscal year 2002.

Interest expense decreased from $617,000 for fiscal year 2001 to $359,000 for fiscal year 2002. The decrease of $258,000, or 42%, was the result of significant decreases in both the total amounts of debt outstanding and the average interest rates applicable to the bank line of credit and notes payable. During fiscal year 2002, the total amount outstanding under the Company's revolving line of credit decreased by $1,486,000, while the total balance due on its notes payable decreased by $823,000. In addition, the average interest rates applicable to the diminishing debt obligations decreased by an average of 3 percentage points for the fiscal year ended May 31,

2002 compared to the fiscal year ended May 31, 2001. The lower average interest rates resulted from decreases in the benchmark prime rates, to which the credit line and notes payable interest rates are linked. The Company's overall reduction in debt was accomplished through increased cash collections resulting from increased billings to customers.

No income tax expense was recorded for fiscal year 2002 compared to $250,000 income tax expense reported for fiscal year 2001. The income tax expense that ordinarily would be associated with the Company's amount of taxable income for fiscal year 2002 was offset by an identical amount of tax "benefit" from the recognition in fiscal year 2002 of net deferred tax assets. Income tax expense for fiscal year 2001 included an increase in valuation allowance which was offset by the tax benefit from the recognition of net deferred tax assets in 2001.

The Company elected to early adopt SFAS No. 142 and the transition provisions of SFAS No. 141. The cumulative effect of this change in accounting principle was a write-off at the beginning of fiscal year 2002 of the unamortized deferred credit ("excess of net assets acquired over purchase price") of $276,000 that existed at the end of fiscal year 2001. Accordingly, net income for fiscal year 2002 was increased by the amount of the write-off.

Net income for fiscal year 2002 was $1,121,000, or $0.17 per share, compared to a net loss for fiscal year 2001 of $988,000, or $(0.15) per share.

Financial Condition

Accounts receivable balances, which consist of billed and unbilled amounts, were $7,862,000 and $7,614,000 at the end of fiscal year 2002 and at the end of fiscal year 2001, respectively. The billed component of the total accounts receivable balance at May 31, 2002 was $3,560,000 compared to $4,072,000 at the end of the previous fiscal year. The $512,000 decrease in the billed accounts receivable balance at May 31, 2002 compared to May 31, 2001 was primarily a consequence of the Company accelerating collection of outstanding accounts receivable. The accounts receivable balances at the end of both fiscal years 2002 and 2001 include an overdue amount of $1,319,000 from one account. A lawsuit has been filed in order to collect that amount (See Note 13 in the Notes to Financial Statements).

Unbilled receivables represent revenues recognized from long-term fixed priced contracts based upon percentage-of-completion, but in advance of completing billable events for which invoices are submitted to customers. As billing events occur for such contracts, previously unbilled receivables are converted to billed accounts receivable with the preparation and submission of invoices to customers. Unbilled receivables at May 31, 2002 were $4,302,000 compared to $3,542,000 at the end of fiscal year 2001. The $760,000 increase in the unbilled receivable balance is reflective of the Company having "earned" more contract revenues prior to billable "milestones" at the end of fiscal year 2002 than at the end of fiscal year 2001.

Claims receivable balances decreased $452,000 from $816,000 for two claims at May 31, 2001 to $364,000 for one claim at May 31, 2002. The total claims receivable balances at the end of both fiscal year 2002 and fiscal year 2001 represent the unpaid balance for claims on contracts terminated by the customers pursuant to the termination for "convenience" terms of the related contracts. The claims are recorded at amounts which management expects to be realized within the upcoming fiscal year.

The $971,000 decrease in total inventories from $3,618,000 at the end of fiscal year 2001 to $2,647,000 at the end of fiscal year 2002 was primarily a result of the combination of a $392,000 increase in inventory reserves and a $452,000 decrease in work in process inventories. The largest component of the net decrease in work in process inventory was a reduction in the inventory of sub-component parts produced in the Company's precision machining center in anticipation of subsequent allocation to work in process jobs associated with customer-funded contracts.

Trade accounts payable decreased from $1,557,000 at the end of fiscal year 2001 to $1,353,000 at the end of fiscal year 2002. The $204,000 decrease in trade accounts payable occurred as a result of using cash generated from accelerated collections of accounts receivable to accelerate payments of accounts payable. Included in accounts payable at May 31, 2002 is $450,000 due to Cincom, a software vendor, in accordance with the Company's settlement with Cincom of a dispute that was the subject of an earlier arbitration proceeding.

Long-term debt, all of which was incurred during prior fiscal years in order to finance the acquisition of machines used in the Company's precision machining center and the acquisition of land held for sale, was reduced from $1,322,000 at the end of fiscal year 2001 to $499,000 at the end of fiscal year 2002 through principal payments of $823,000 during fiscal year 2002 compared to principal payments of $1,052,000 during fiscal year 2001.

The outstanding balance on the Company's revolving line of credit with its bank decreased $1,486,000 from $4,857,000 at May 31, 2001 to $3,371,000 at May 31, 2002. Accelerated collections of accounts receivable and collections on the claims receivable, as noted above, enabled the Company to make the significant reduction to the outstanding balance on the revolving line of credit during fiscal year 2002.

Liquidity and Capital Resources

Net cash of $2,226,000 was provided by operating activities during fiscal year 2002 compared to net cash of $731,000 that was provided by operating activities during fiscal year 2001. The $1,495,000 increase in operating cash flows was primarily the result of collecting $3,061,000 more from accounts receivable invoices than during fiscal year 2001. That increase in collections was linked to a significant increase in total amounts billed customers during fiscal year 2002 compared to fiscal year 2001. The increase in cash collections was partially offset by a $1,667,000 increase in cash disbursements for payment of accounts payable invoices during fiscal year 2002 compared to the prior year.

To supplement cash provided by operating activities in order to meet its cash obligations, the Company maintains a revolving line of credit with a commercial bank and pays market interest on the outstanding balance. The outstanding balance under this line of credit at May 31, 2002 was $3,371,000, compared to an outstanding balance of $4,857,000 at May 31, 2001. The maximum borrowing limit under the line of credit was $4,300,000 as of May 31, 2002. Therefore, the amount available for borrowing at May 31, 2002 was $929,000. The revolving line of credit, which matures on October 15, 2002, is covered by a business loan agreement that contains various financial covenants. At May 31, 2002 the Company was not in compliance with one of those covenants. The bank has waived that covenant violation. Based upon previous discussions with its current commercial bank, as well as with other prospective banks, Hi-Shear's management is confident that the availability of sufficient supplemental cash under a revolving line of credit will continue well beyond the maturity date of the current line of credit.

In its attempt to minimize interest expense associated with the outstanding balance under the revolving line of credit, the Company consistently maintains a minimal cash balance. As cash becomes available through collections of accounts receivable it is used to make payments on Company obligations, including reductions on the revolving line of credit. "Cash and cash equivalents" of $113,000 reported on the Company's balance sheet at May 31, 2002 was the approximate amount of cash deposited into the Company's bank account at or just before the end of the fiscal year ended May 31, 2002 that had not yet been "cleared" by the bank for the Company to use.

Item 7. Financial Statements

The report of the independent certified public accountants and financial statements and notes listed in the accompanying index are part of this report. See "Index to Financial Statements" on page 13.

Item 8. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 9. Directors, Executive Officers and Key Employees

Information required by this item will be contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after May 31, 2002 and is incorporated herein by reference.

Item 10. Executive Compensation

The information required by this item will be contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after May 31, 2002 and is incorporated herein by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The information required by this item will be contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after May 31, 2002 and is incorporated herein by reference.

Item 12. Certain Relationships and Related Transactions

The information required by this item will be contained in the Company's Proxy Statement under the heading "Executive Compensation", to be filed with the Securities and Exchange Commission within 120 days after May 31, 2002 and is incorporated herein by reference.

PART IV

Item 13. Exhibits and Reports on Form 8-K

(a) Exhibits: See "Exhibit Index", page 12.

(b) Reports on Form 8-K. No reports on Form 8-K were filed during the last quarter of the fiscal year ended May 31, 2002.

SIGNATURE

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HI-SHEAR TECHNOLOGY CORPORATION

Date: August 29, 2002

By: /s/ George W. Trahan
President, Chief Executive Officer and Co-chairman

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: August 29, 2002

By: /s/ George W. Trahan
President, Chief Executive Officer and Co-chairman

By: /s/ Thomas R. Mooney
Director, Co-chairman of the Board

By: /s/ Gregory J. Smith
Vice President of Finance and Chief Financial Officer

By: /s/ Jack Bunis
Director

By: /s/ David W. Einsel
Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTIONS	SEQUENTIALLY NUMBERED
3.1	Certificate of Incorporation, as amended(1)	
3.2	Bylaws, as amended(2)	
4.1	Form of Common Stock(3)	
10.1	1993 Stock Option Plan(2)	
10.2.1	Consulting Agreement with Thomas R. Mooney(6)	
10.3	Employment Agreement with George W. Trahan(5)	
10.3.1	Amendment to Employment Agreement with George W. Trahan(6)	
10.4.1	Torrance Property Lease(6)	
10.5.1	Form of Buy/Sell Agreement(6)	
10.6	Southern California Bank Credit Facility (now U.S. Bank)(4)	
10.6.1	Promissory Note Relating to U.S. Bank Credit Facility(5)	
10.6.2	Promissory Note Related to U.S. Bank Credit Facility(7)	
10.6.3	Promissory Note and Amendment Relating to U.S. Bank Credit Facility(7)	
10.6.3.1	Amendments to Promissory Notes Relating to U.S. Bank Credit Facility	
23.1	Consent of Grant Thornton LLP	
99.1	Certification of the CEO and the CFO pursuant to 18 U.S.C. Section 1350	

---

(1) Previously filed and incorporated by reference to the Company's Form SB-2 Registration Statement No. 33-73972 filed with the Securities and Exchange Commission on January 10, 1994.

(2) Previously filed and incorporated by reference to the Company's Form SB-2 Registration Statement No. 33-73972 filed with the Securities and Exchange Commission on February 1, 1994.

(3) Previously filed and incorporated by reference to the Company's Form SB-2 Registration Statement No. 33-73972 filed with the Securities and Exchange Commission on March 23, 1994.

(4) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on August 12, 1998.

(5) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on August 17, 1999.

(6) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on August 24, 2000.

(7) Previously filed and incorporated by reference to the Company's Form 10-KSB filed with the Securities and Exchange Commission on October 10, 2001.

INDEX TO FINANCIAL STATEMENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Hi-Shear Technology Corporation

We have audited the accompanying balance sheet of Hi-Shear Technology Corporation as of May 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company changed its methods of accounting for business combinations, goodwill and other intangible assets for the year ended May 31, 2002.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hi-Shear Technology Corporation as of May 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Los Angeles, California
July 25, 2002

HI-SHEAR TECHNOLOGY CORPORATION

BALANCE SHEET
May 31, 2002

ASSETS

Current Assets		
Cash and cash equivalents	$	113,000
Accounts receivable (Note 5)		7,862,000
Claims receivable (Note 6)		364,000
Inventories (Note 7)		2,647,000
Deferred income taxes (Note 12)		700,000
Prepaid expenses and other current assets		177,000
Total current assets		11,863,000
Land (Note 9)		846,000
Equipment, net (Note 8)		2,174,000
Deferred income taxes (Note 12)		901,000
Intangible assets, net		66,000
	$	15,850,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Bank line of credit (Note 10)	$	3,371,000
Current portion of long-term notes payable (Note 10)		430,000
Trade accounts payable (Note 13)		1,353,000
Accrued payroll and related costs		638,000
Deferred revenue (Note 11)		89,000
Other accrued liabilities		434,000
Total current liabilities		6,315,000
Long-Term Notes Payable, less current portion (Note 10)		69,000
Total liabilities		6,384,000
Stockholders' Equity (Note 14)		
Preferred stock $1.00 par value; 500,000 shares authorized; no shares issued		---
Common stock, $.001 par value; 25,000,000 shares authorized; 6,670,000 shares issued and outstanding		7,000
Additional paid-in capital		7,193,000
Retained earnings		2,266,000
Total stockholders' equity		9,466,000
	$	15,850,000

See Notes to Financial Statements

HI-SHEAR TECHNOLOGY CORPORATION

STATEMENTS OF OPERATIONS
Year Ended May 31

	2002	2001
Revenues (Notes 4 and 5)	$ 15,372,000	$ 12,065,000
Cost of Revenues (Notes 3 and 7)	11,338,000	9,393,000
Gross Margin	4,034,000	2,672,000
Selling, General and Administrative Expenses (Note 9)	2,830,000	2,793,000
Operating Income (Loss)	1,204,000	(121,000)
Interest Expense (Note 10)	359,000	617,000
Income (Loss) before Income Tax Expense and Cumulative Effect of Accounting Change	845,000	(738,000)
Income Tax Expense (Benefit) (Note 12)	-0-	250,000
Income (Loss) before Cumulative Effect of Accounting Change	845,000	(988,000)
Cumulative Effect of Accounting Change (Note 1)	276,000	0
Net Income (Loss)	$ 1,121,000	$ (988,000)
Basic Earnings (Loss) per Common Share and Per Common Share Assuming Dilution:		
Income (Loss) before Cumulative Effect of Accounting Change	$ 0.13	$ (0.15)
Cumulative Effect of Accounting Change	0.04	---
Net Income (Loss)	$ 0.17	$ (0.15)
Weighted Number of Common Shares Outstanding:		
Basic	6,670,000	6,670,000
Diluted	6,673,000	6,670,000

See Notes to Financial Statements.

STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended May 31, 2002 and 2001

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance, May 31, 2000	6,670,000	$ 7,000	$ 7,193,000	$ 2,133,000	$ 9,333,000
Net loss	-	-	-	(988,000)	(988,000)
Balance, May 31, 2001	6,670,000	7,000	7,193,000	1,145,000	8,345,000
Net income	-	-	-	1,121,000	1,121,000
Balance May 31, 2002	6,670,000	$ 7,000	$ 7,193,000	$ 2,266,000	$ 9,466,000

See Notes to Financial Statements

HI-SHEAR TECHNOLOGY CORPORATION

STATEMENTS OF CASH FLOWS
Year Ended May 31

	2002	2001
Cash Flows from Operating Activities		
Net income (loss)	$ 1,121,000	$ (988,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Gain on sale of land	(92,000)	0
Depreciation and amortization	518,000	864,000
Provision for inventory reserves	392,000	595,000
Amortization of excess of net assets acquired over purchase price	(276,000)	(138,000)
Deferred income taxes	0	234,000
Changes in assets and liabilities:		
Accounts receivable	(248,000)	428,000
Claims receivable	452,000	305,000
Inventories	579,000	(1,304,000)
Prepaid expenses and other assets	130,000	(11,000)
Accounts payable	(204,000)	832,000
Accrued payroll and related costs	111,000	(88,000)
Deposits held	(247,000)	0
Deferred revenue	(13,000)	(155,000)
Other accrued liabilities	3,000	157,000
Net cash provided by operating activities	2,226,000	731,000
Cash Flows from Investing Activities		
Proceeds from deposit for land held for sale	0	247,000
Proceeds from sale of land	178,000	0
Purchase of equipment	(43,000)	(172,000)
Net cash flows provided by investing activities	135,000	75,000
Cash Flows from Financing Activities		
Proceeds (payments) on bank line of credit	(1,486,000)	307,000
Principal payments on notes payable	(823,000)	(1,052,000)
Net cash used in financing activities	(2,309,000)	(745,000)
Net increase in cash	52,000	61,000
Cash and Cash Equivalents, beginning of period	61,000	0
Cash and Cash Equivalents, end of period	$ 113,000	$ 61,000
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 373,000	$ 634,000
Cash paid during the year for income taxes	0	50,000

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Hi-Shear Technology Corporation ("HSR" or the "Company") is engaged in the design and manufacture of power cartridges, separation devices, electronic sequencers and other special components used by the aerospace industry, the military and NASA. The Company is listed on the American Stock Exchange (symbol "HSR"). HSR's aerospace products are procured under both long and short-term contracts with numerous aerospace contractors, subcontractors and agencies of the United States Government. The Company is dependent on the continuation of government sponsored military and aerospace programs in order to maintain its revenues.

Hi-Shear also has diversified into a non-aerospace product. The Company has made significant investments in inventory and tooling for the *LifeShear* emergency rescue cutting tool. The Company is marketing the tool in the U.S. and Canada. However, since the Company has focused most of its attention and resources on its core aerospace products, the sales volumes of this new product have not been significant.

A Summary of the Company's Significant Accounting Policies is as follows:

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. The statements disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management are used for, but not limited to, the realization of claims receivable and certain inventories, costs to complete contracts, and the carrying value of long-lived assets. Actual results could differ from those estimates, and such changes could be material.

Revenue recognition:

The Company's revenues are derived principally from long-term fixed-price contracts that are accounted for on the percentage-of-completion method. Revenues for those contracts are calculated on the basis of the relationship between costs incurred and total estimated costs to complete the contracts (cost-to-cost type of percentage-of-completion method of accounting). Revenue recognition for contracts that require relatively less time to complete than those contracts accounted for on a percentage-of-completion basis, plus contracts for non-aerospace products, are recognized as deliveries are made.

Provisions for estimated total contract losses on uncompleted contracts are made in the period in which such losses are determined. Amounts representing contract change orders are included in revenues only when the amounts can reliably be estimated and realization is probable. Changes in estimates of revenues, costs and profits are recognized in the period such changes are made.

The Company submits claims for cost reimbursement related to contract requirement changes not yet incorporated into its contract or other contract costs in negotiation. These claims for reimbursement result from changes to specifications, additional work required to be performed by the Company to satisfy customer requests beyond contract scope, failure of customer designed components and adjustments to contract pricing due to the customer reducing unit quantities. Claims receivable are

Note 1. Nature of Business and Significant Accounting Policies (continued)

recorded to the extent of costs incurred, and when, in management's opinion, it is probable that the claim will be collected in full and the amount of the claim can be reasonably estimated.

Accounts receivable:

Included are amounts billed and currently due from customers under all types of contracts, plus amounts earned but unbilled on long-term contracts accounted for under the cost-to-cost type of percentage-of-completion method of accounting.

Inventories:

Inventory costs for defense and aerospace relate primarily to production cost of contracts in process under fixed-price type contracts and represent accumulated contract costs less the portion of such costs allocated to revenue recognized on units delivered or progress completed. Accumulated contract costs include direct labor, material costs, and factory and engineering overhead. In accordance with industry practice, such inventoried costs are classified as a current asset and include amounts related to contracts having production cycles longer than one year. Selling, general and administrative costs are charged to expense as incurred. Aerospace raw materials and components consist of purchased and manufactured parts, which are not allocated to an existing production contract but will be utilized in anticipated future contracts. These parts are valued at the lower of cost or estimated market value.

Non-aerospace inventory is stated at the lower of cost (first-in, first-out method) or market and represents direct labor, materials and overhead costs incurred in production.

Equipment:

Equipment is recorded at cost. The Company also capitalizes certain material and labor incurred in connection with the construction of assets. Depreciation and amortization are charged against income using the straight-line method over the estimated useful service lives of the related assets. The principal lives used in determining depreciation and amortization rates are as follows: machinery and equipment, 5 to 10 years; tooling, 5 years; furniture and fixtures, 10 years.

Land:

Investment in land is recorded at the lower of cost or net realizable value.

Intangible assets:

Intangible assets, consisting of capitalized patent costs, are amortized over the lesser of the expected economic life or the 17-year life of the patent.

Determining impairment on long-term assets:

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Assets deemed impaired are recorded to the lower of carrying value or fair value.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Excess of net assets acquired over purchase price:

In June 1993, the total purchase price of the Company was allocated to the assets acquired and liabilities assumed based upon their relative fair values at the date of the acquisition using the purchase method of accounting. The resulting amount by which the net assets acquired exceeded the purchase price (also referred to as "negative goodwill") was amortized into income in equal increments during each fiscal year through 2001.

As a consequence of the Company's early adoption of a new pronouncement issued by the Financial Accounting Standards Board (see "New Pronouncement"), resulting in a change in accounting principle, the entire $276,000 amount of unamortized negative goodwill that existed at May 31, 2001 was amortized at the beginning of the fiscal year ended May 31, 2002. However, unlike fiscal year ended May 31, 2001, when the total amortization amount of $138,000 was included in Selling, General and Administrative expenses, the total amortization amount of $276,000 for the fiscal year ended May 31, 2002 appears in the Statement of Operations separately as "Cumulative Effect of Accounting Change."

Income taxes:

Deferred income taxes are provided on the liability method whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings (loss) per share:

Earnings (loss) per share (EPS) are computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. EPS assuming dilution reflects the potential dilution that could occur from common shares issuable through stock options. The dilutive effect from outstanding options for fiscal year 2002 did not change the earnings per share. There was no dilutive effect from outstanding options for fiscal year 2001 since all the outstanding options were anti-dilutive.

Fair value of financial instruments:

The estimated fair value of long-term debt, which approximates the carrying value, is based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. The carrying amount of notes payable to the bank approximates fair value since the interest rate changes with the market interest rate. The carrying amount of cash equivalents, accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Note 1. Nature of Business and Significant Accounting Policies (continued)

The Company periodically has cash on deposit with its bank that exceeds the insurance limits of the FDIC. The Company has not experienced any losses on such deposits.

Stock-based compensation:

The Company accounts for stock-based employee compensation under the requirements of Accounting Principles Board (APB) Opinion No. 25, which does not require compensation to be recorded if the exercise price is equal to or greater than the fair value of the stock at the measurement date. Nonemployee stock-based transactions are accounted for under the requirements of SFAS No. 123 *Accounting for Stock Based Compensation* which requires compensation to be recorded based on the fair value of the securities issued or the services received, whichever is more reliably measurable.

Change in Accounting Principle:

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations" and No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets will continue to be amortized over their useful lives, (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to the unamortized deferred credit ("negative goodwill") acquired prior to July 1, 2001, the Company is required to adopt SFAS No. 141 effective fiscal year 2003; however, early adoption is allowed in fiscal year 2002. The Company elected to adopt SFAS No. 142 and the transition provisions of SFAS No. 141 in fiscal year 2002. The cumulative effect of this change in accounting principle was a write-off of the $276,000 negative goodwill remaining at the beginning of the fiscal year ended May 31, 2002. There was no income tax effect as a result of the change.

The pro forma net income (loss), adjusted to exclude amortization of negative goodwill, for fiscal years 2002 and 2001 is as follows:

	2002	2001
Reported Net Income (Loss) Before Cumulative Effect of Accounting Change	$ 845,000	$ (988,000)
Less amortization of negative goodwill	-	138,000
Adjusted Net Income (Loss) Before Cumulative Effect of Accounting Change	$ 845,000	$ (1,126,000)
Reported Basic and Diluted Earnings Per Share Before Cumulative Effect of Accounting Change	$ 0.13	$ (0.15)
Less amortization of negative goodwill	-	0.02
Adjusted Basic and Diluted Earnings (Loss) Per Share Before Cumulative Effect of Accounting Change	$ 0.13	$ (0.17)

Note 1. Nature of Business and Significant Accounting Policies (continued)

New Pronouncement:

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SAFS No. 144"). SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), and APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS No. 144 are effective for the Company beginning June 1, 2002. The Company believes the adoption of SFAS No. 144 will not have a material impact on its financial position or results of operations.

Reclassifications:

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Note 2. Risks and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company is dependent on the continuation of government funding of government sponsored military and aerospace programs in order to maintain and enhance its revenues. The Company experienced increased revenues during fiscal year 2002 as the result of increased customer requirements for military, satellite and launch vehicle components that occurred during the latter months of fiscal year 2001 and continued through fiscal year 2002. While the total value of those new customer orders has enabled the Company to return to historic total booking levels experienced prior to the slow-down period that occurred during the two-year period preceding mid-fiscal year 2001, continuation of this recent trend of increased customer requirements and new orders are necessary for the Company to maintain profitable operations.

The Company relies on its borrowing capacity to provide additional funds for its operations. During all of fiscal year 2002 the Company was able to borrow against a revolving line of credit. The maximum borrowing limit under this line of credit was reduced during fiscal year 2002. The limit, which was $5,100,000 at May 31, 2001, was reduced on March 16, 2002 to $4,300,000. The line of credit, which originally matured on October 15, 2001, and was subsequently extended to October 15, 2002, contains various financial covenants. At May 31, 2002 the Company was in violation of one covenant. The bank has waived the covenant violation.

Note 3. Fourth Quarter Adjustments

The Company provided an additional $280,000 of reserves against the total recorded value of raw material and components "stock" inventory items used to produce aerospace and defense products and finished goods of aerospace and defense products available to meet future customer needs. The inventory reserve adjustments were charged to cost of revenues.

Losses totaling $218,000 were recognized from changes in estimated projected total costs to complete two contracts in process.

Note 4. Major Customers

The Company derives a major portion of its revenues directly from certain large companies that have operations associated with satellite, launch vehicle and/or government defense contracts, as well as directly from departments and agencies of the United States Government. Sales to these major customers, which are in excess of 10% of total sales, consist of the following:

	2002	2001
Lockheed Martin	32%	21%
Boeing Company	16%	17%
United States Government	11%	24%

Note 5. Accounts Receivable

Billed and unpaid receivables at May 31, 2001	$	4,072,000
Billed receivables for fiscal year 2002		14,777,000
		18,849,000
Collected receivables for fiscal year 2002		15,289,000
Billed and unpaid receivables at May 31, 2002		3,560,000
Unbilled receivables at May 31, 2002		4,302,000
Total accounts receivable at May 31, 2002	$	7,862,000

Accounts receivable consists of billed and unbilled amounts due from the United States Government, prime and subcontractors under long-term contracts. Billed and unbilled receivables at May 31, 2002 were $3,560,000 and $4,302,000, respectively.

The billed receivables include an overdue amount of $1,319,000 from one account. To expedite collection of this receivable, the Company has filed a lawsuit. (See Note 13)

Unbilled receivables represent revenues recognized from long-term fixed priced contracts based upon a percentage-of-completion basis, but in advance of completing billable events for which invoices are submitted to customers.

During the fiscal years 2002 and 2001, the Company generated revenue of approximately $2,136,000 and $1,474,000, respectively, from sources outside of the United States.

Note 6. Claims Receivable

As of May 31, 2002, the outstanding amount due for two claims on two related contracts terminated by a single customer for "convenience" was $364,000. The Company's claims against its customer (the U.S. Army) were initially submitted May 1997. Since Hi-Shear and its customer were unable to come to agreement on the claims, Hi-Shear elected to pursue its claims in the United States Court of Federal Claims. Trial of the case occurred in February 2000, and post-trial briefs were submitted in April and June 2000. A decision by the judge who presided over the trial has not yet been rendered.

Note 6. Claims Receivable (continued)

Claims are subject to review and audit by the customer. If no agreement is reached with the customer, the Company may pursue other alternatives including litigation. The ultimate realization of the claims may be different than the amount recorded and the difference could be significant.

Note 7. Inventories

Aerospace and defense inventory:		
Raw materials and components "stock" inventory	$	1,374,000
Work-in-process		1,040,000
Finished goods		530,000
		2,944,000
Less inventory reserves		(462,000)
Total aerospace and defense inventory		2,482,000
Non-aerospace and non-defense inventory:		
Raw materials and components		543,000
Work-in-process		76,000
		619,000
Less inventory reserves		(454,000)
Total non-aerospace and non-defense inventory		165,000
Total net inventory	$	2,647,000

Work-in-process consists of costs incurred for customer contracts in excess of costs associated with revenues recognized for contracts on a percent-of-completion basis, plus costs incurred on non-contract jobs for components and sub-assemblies being built in anticipation of future customer contracts for parts that will require those components and sub-assemblies. The status of the work in process for both contracts in process and non-contract jobs in process at May 31, 2002, is as follows:

		Aerospace & Defense		Non-aerospace & Non-defense
Total contracts in process	$	23,520,000	$	0
Costs incurred to date:				
Contracts in process		11,050,000		0
Non-contract jobs in process		667,000		76,000
Estimated profit recognized on contracts in process		3,161,000		0
Less revenue recognized on contracts in process		(13,838,000)		0
Work in process	$	1,040,000	$	76,000

Because of the large amount of contracts in process at any point in time, changes in estimates to complete can have a drastic impact on the ultimate profitability of the Company. Management estimates that each 1% change in the estimates to complete at May 31, 2002 would change contract profits or losses by approximately $173,000.

Note 8. Equipment

Machinery and equipment	$	4,856,000
Office equipment and furniture		661,000
Leasehold improvements		154,000
Projects in process		10,000
		5,681,000
Less accumulated depreciation and amortization		3,507,000
	$	2,174,000

Note 9. Land

The Company owns land in Santa Clarita, CA that it uses as a storage and blending site. During the fiscal year ended May 31, 2001, the City of Santa Clarita through condemnation proceedings took four acres of Hi-Shear's sixteen-acre site for construction of a city highway. Hi-Shear disputed the amount offered by the City and accepted $247,000 during fiscal year 2001 as a deposit on the condemnation of the four acres. In November 2001, Hi-Shear and the City of Santa Clarita reached agreement on a total compensation amount of $425,000. After deducting both costs directly associated with the negotiation of the settlement and the pro-rata cost of acquiring the land, the Company realized a gain of $92,000. In March 2002 the Company received from the City $178,000, which was the difference between the settlement amount and the amount previously received as a deposit ending final settlement.

Note 10. Bank Line of Credit and Notes Payable

The Company has a business loan agreement with a bank for the purpose of obtaining a revolving line of credit and term loans. Borrowings under this business loan agreement are collateralized by substantially all of the Company's assets. At May 31, 2002, the total outstanding balance under the revolving line of credit was $3,371,000, and the amount available for borrowing was $929,000. The maximum borrowing limit under the line of credit was reduced during fiscal year 2002. The limit, which was $5,100,000 at May 31, 2001, was reduced March 16, 2002 to $4,300,000. The revolving line of credit, which originally was scheduled to mature on October 15, 2001, was extended to October 15, 2002. The extension was effective March 16, 2002.

Outstanding amounts under the line of credit bear interest at the Wall Street Journal's prime rate (4.75% at May 31, 2002) plus 2.50%. During fiscal year 2002 the incremental interest amount added to the Wall Street Journal's prime rate increased from 0.50% to 2.50%.

The business loan agreement prohibits payments of dividends without prior approval and contains various financial covenants including minimum working capital, minimum tangible net worth, maximum debt to tangible net worth, minimum cash flow coverage and positive cash flow from operations. At May 31, 2002, the Company was not in compliance with one of these covenants. The bank has waived the covenant violation.

Long-term notes payable at May 31, 2002, which are subject to the business loan agreement above, consists of the following:

Note 10. Bank Line of Credit and Notes Payable (continued)

Promissory note, payable in monthly installments of $22,917 through August 2003, plus interest at the Wall Street Journal's prime plus 0.5%, secured by substantially all assets.	$	344,000
Promissory note, payable in monthly installments of $12,890 through March 2003, plus interest at the Wall Street Journal's prime plus 0.5%, secured by substantially all assets.		129,000
Promissory note, payable in monthly installments of $13,346 through August 2002, plus interest at the Wall Street Journal's prime plus 1%, secured by substantially all assets.		26,000
		499,000
Less current portion		430,000
Long-term notes payable, less current portion	$	69,000

Note 11. Deferred Revenue

Deferred revenue is composed of amounts billed to customers in excess of revenues earned and recognized on the related contracts at the end of a financial period. As the Company continues to perform work on those contracts in process, revenue is earned and "deferred revenue" on the balance sheet is reclassified to earned "revenue" on the statements of operations. Deferred revenue was $89,000 and $103,000 at May 31, 2002 and 2001, respectively.

Note 12. Income Taxes

Deferred income tax assets in the accompanying balance sheet at May 31, 2002, consist of the following, of which $700,000 is included in current assets:

Deferred income tax assets:		
Net operating loss carryforwards	$	1,603,000
Income tax credit		457,000
Other		487,000
		2,547,000
Less valuation allowance		946,000
Net deferred income taxes	$	1,601,000

Realization of deferred income tax assets is primarily dependent upon generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that some, but not all of, the net deferred income tax assets will be realized prior to expiration. That assessment is based upon the Company's expectations for a continuation of profitable operations. The amount of the deferred income tax assets considered realizable, however, could be increased or reduced in the near term if estimates of future taxable income during the carryforward period are increased or reduced, or if certain changes in the ownership structure of the Company occur.

Note 12. Income Taxes (continued)

A reconciliation of actual tax (credit) to the amount computed by applying the federal statutory income tax rates to income before income taxes is as follows:

	2002	2001
Federal income tax computed at the statutory rate	$ 391,000	$ (251,000)
Permanent differences, primarily negative goodwill	(117,000)	(53,000)
State taxes, less federal benefit	67,000	(44,000)
Other state tax and minimum taxes	13,000	14,000
Change in valuation allowance	221,000	584,000
Prior year tax credits	(457,000)	0
Tax credits utilized	(55,000)	0
Other	(63,000)	0
	$ 0	$ 250,000

As of May 31, 2002, the Company had federal net operating loss carryforwards of approximately $4,817,000, which expire $1,197,000 in 2009; $2,340,000 in 2011; $170,000 in 2012; $330,000 in 2015 and $779,000 in 2016.

Note 13. Commitments and Contingencies

The Company leases its facilities, automobiles and certain equipment under operating lease agreements that expire at various dates through 2006. Rental expense under operating leases for the years ended May 31, 2002 and 2001 was approximately $598,000 and $620,000 respectively.

Minimum annual rentals under all non-cancelable operating leases are as follows:

2003	$ 515,000
2004	513,000
2005	150,000
2006	10,000
	$ 1,188,000

The Company is subject to certain legal proceedings and claims that have arisen in the ordinary course of its business. In November 2000 Hi-Shear sued USBI Company, a Delaware Corporation, and United Space Alliance, LLC, a Delaware limited liability company, in the Circuit Court of the Eighteenth Judicial Circuit in and for Brevard County, Florida. Hi-Shear filed suit to recover damages resulting from the defendants' refusal to pay thirteen invoices totaling $1,319,000 on four separate contracts for specially manufactured aerospace components. All of those unpaid invoices are included in accounts receivable at May 31, 2002. In addition, the Company's suit also seeks compensatory damages alleging that the defendants fraudulently induced Hi-Shear to make an excessively low bid on a request for proposal to manufacture certain other parts. Further damages are sought for defendants' misappropriation of Hi-Shear's confidential, proprietary and/or trade secret protected designs, drawings, and specifications for other aerospace components. The lawsuit remains in the discovery phase while it progresses to trial that is now scheduled to begin in January 2003. No counterclaims have been asserted against the Company.

Note 13. Commitments and Contingencies (continued)

In addition, the Company is subject to other claims and legal actions that may arise in the ordinary course of business. In the opinion of the Company, after consultation with counsel, the ultimate liability, if any, with respect to these other claims and legal actions will not have a material effect on the financial position or on the results of operations.

The Company was a party to an arbitration proceeding initiated August 2000 by Cincom Systems, Inc. ("Cincom"), a software supplier, for collection of license and consulting fees. Cincom later amended its claim to include copyright infringement damages. Hi-Shear denied all allegations contained in Cincom's claims and counterclaimed for damages. An arbitration decision was made in November 2001 in which Cincom was awarded $580,746 and the Company's counterclaims were denied. The Company subsequently sought and obtained judicial relief in federal court in February 2002, when the court reduced the award in favor of Cincom to $515,800. Further challenges by the Company to the award ultimately resulted in an agreement negotiated by Cincom and Hi-Shear in June 2002 to reduce the total amount to be paid by Hi-Shear to $450,000, which is included in the accounts payable balance at May 31, 2002.

Note 14. Stockholders' Equity

The Company has an option plan under which it may grant options to purchase common stock, with a maximum term of 10 years. Options for up to 500,000 shares may be granted to employees or directors under the Plan. Options are granted and vested as determined by the Stock Options Committee. At May 31, 2002 there were 207,534 shares available for grant under the Company's option plan.

A summary of the status of the option plan and changes during fiscal years 2002 and 2001 is as follows:

	2002			2001		
Fixed Options	Shares		Weighted-Average Exercise Price	Shares		Weighted-Average Exercise Price
Outstanding at beginning of year	105,466	$	5.67	110,466	$	5.91
Granted	37,000		2.05	7,000		2.25
Exercised	-		-	-		-
Forfeited	-		-	(12,000)		5.76
Outstanding at end of year	142,466		4.73	105,466		5.67
Exercisable at end of year	112,466		5.45	98,466		5.91
Weighted-average fair value per option granted during the year		$	1.77		$	1.74

Note 14. Stockholders' Equity (continued)

A further summary about fixed options outstanding at May 31, 2002, is as follows:

	Options Outstanding				Options Exercisable		
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price	Number Exercisable		Weighted-Average Exercise Price
$2.05 to $4.99	44,000	9 years	$	2.08	14,000	$	2.15
$5.00 to $6.99	81,466	4 years		5.47	81,466		5.47
$7.00 to $8.50	17,000	5 years		8.06	17,000		8.06
	142,466		$	4.73	112,466	$	5.45

Grants under the Company's stock option plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, as the exercise price equals or exceeds the fair value, no compensation cost has been recognized for grants under the plan. Had compensation cost for the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

		2002		2001
Net income (loss)				
As reported	$	1,121,000	$	(988,000)
Pro forma		1,056,000		(1,000,000)
Earnings (loss) per common share and common share assuming dilution				
As reported	$	0.17	$	(0.15)
Pro forma		0.16		(0.15)

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2002 and 2001, respectively. No dividend rate for all years; price volatility of 84% in 2002 and 65% in 2001, risk-free interest rates of approximately 5.4% in 2002 and 5.4% in 2001; and expected lives of ten years.

Note 15. Related Parties

A director of the Company performs consulting services for the Company. The Company incurred $150,000 and $138,000 of consulting fees for the years ended May 31, 2002 and 2001, respectively.

Facilities

Corporate Offices & Manufacturing Facility
24225 Garnier Street
Torrance, CA 90505
(310) 784-2100

Blending & Storage Facility
26313 North Golden Valley Road
Santa Clarita, CA 91380
(310) 784-2100

Website: http://www.hstc.com

Hi-Shear's aerospace products are used in space satellites and satellite launch vehicles, exploration missions, missiles, advanced fighter aircraft and military systems. Various product applications listed below are shown on the front cover:

Upper Left:	**Patriot Advanced Capability (PAC-3) Missile launch**
Middle Left:	**Low Altitude Demonstration System (LADS) satellite in orbit**
Center Left:	**Hi-Shear's Link Assembly attaches blades to helicopter rotor assembly.**
Center Right:	**B-1B Lancer military bomber in flight**
Bottom Left:	**Delta IV Evolved Expendable Launch Vehicle on launchpad**
Bottom Center:	**FIDO Martian Rover (Field Integrated Design and Operations) to explore the surface of planet Mars**
Bottom Right:	**Arrow II Interceptor, Arrow Weapon System being launched**

MODEL SL 1056, BOLT, ROD & CABLE CUTTER


82577
SOCN
259801-001
SER NO 098



MODEL SN-9500 SERIES
ULTRA LOW SHOCK SEPARATION NUT

hi-shear
TECHNOLOGY
CORP.

Aerospace Initiation and Separation Products



MODEL SNR-9421
1/2 INCH SEPARATION NUT



MODEL SN9421-3 SERIES
3/8 INCH SEPARATION NUT

MODEL NSN 1377-01-053-9320, ELECTRONIC
EJECTION SEAT CONTROL UNIT





ELECTRONIC SAFE/ARM FUZE AND
REMOVABLE DETONATOR KEY LOCK

HI-SHEAR TECHNOLOGY CORP.
UL REGISTERED FIRM
ISO 9001 A9813